[JONES VARGAS LETTERHEAD]

December 14, 2005

Via EDGAR Transmission

Russell Mancuso
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  Power Efficiency Corporation (the "Registrant")—Response to December 14, 2005 Comment Letter

Dear Mr. Mancuso:

        The Registrant is in receipt of your letter addressed to Steven S. Strasser, Chairman and Chief Executive Officer of the Registrant, dated December 14, 2005 (the "Comment Letter") requesting the Registrant to clarify the total number of shares being registered ("Registered Shares") under the Registrant's registration statement on Form SB-2 filed on October 25, 2005 (the "Registration Statement"). In response to the Comment Letter, the Registrant has amended the Registration Statement by filing Amendment No. 2 to Form SB-2 ("Amendment"). To facilitate your review of the Amendment we have enclosed a "redlined" copy which shows all changes from the Amendment No. 1 to Form SB-2, filed on December 8, 2005.

        As indicated below, the changes made by the Amendment respond to the Comment Letter by removing options that have to date not been issued from the Registered Shares.

  1.
  We note that the 32,072,711 shares of common stock on the cover page of the prospectus exceeds the 24,711,895 shares of common stock described in the selling stockholders table. Before filing the registration statement the sale of securities to the selling stockholders must be completed. Please revise or advise.

  Response:

  The Registrant has amended the Registration Statement by removing from such Registration Statement 1,520,011 options previously included in the Registered Shares, which at this point in time have not been issued. The Selling Stockholder Table of the Amendment now lists only those options that have been issued and are exercisable within 60 days which makes up the remaining difference of 5,840,805 shares of Common Stock.

        If you have any questions or require additional information, please do not hesitate to contact me, Craig H. Norville or Diane Markert of this office at 702-862-3300.

Very truly yours,
JONES VARGAS
/s/ WILLIAM D. GREENLEE, JR. WILLIAM D. GREENLEE, JR.
cc:
Jay Mumford
Steven S. Strasser
Craig H. Norville